02019907

AM 3/14/2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED MAR 04 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-41431

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KANE, MCKENNA CAPITAL, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

150 N. WACKER DRIVE, SUITE 1600
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP R. MCKENNA 312-444-1702
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

WM. F. GURRIE & CO., LTD.

1010 JORIE BOULEVARD, SUITE 240 OAK BROOK, ILLINOIS 60521-9791
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

KANE, McKENNA CAPITAL, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000
AND
INDEPENDENT AUDITORS' REPORT

KANE, McKENNA CAPITAL, INC.

TABLE OF CONTENTS

DECEMBER 31, 2001 AND 2000

EXHIBIT		***PAGE***
	Independent Auditors' Report	1
A	Balance Sheets	2
B	Statements of Income	3
C	Statements of Changes in Stockholder's Equity	4
D	Statements of Cash Flows	5
	Notes to Financial Statements	6
SUPPLEMENTAL SCHEDULES		
	Computation of Net Capital Pursuant to Rule 15c3-1	8
	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
	Computation for Possession of Control Requirements Under Rule 15c3-3	10
	Reconciliations Pursuant to Rule 17a5(d)(4)	11
	Report of Independent Public Accountants	12

Gurrie
Certified Public Accountants and Consultants
1010 Jorie Boulevard, Suite 240
Oak Brook, IL 60523
p:630-990-3131
f:630-990-0039

Washington DC
Oak Brook IL
Naperville IL
gurrie.com

INDEPENDENT AUDITORS' REPORT

January 25, 2002

Kane, McKenna Capital, Inc.
150 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

We have audited the accompanying financial statements of Kane, McKenna Capital, Inc. (wholly owned subsidiary of Kane, McKenna and Associates, Inc.), as of December 31, 2001 and 2000 as listed in the Table of Contents. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 3 of the Notes to Financial Statements and the supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William F. Gurrie & Co., Ltd.
WILLIAM F. GURRIE & CO., LTD.

Exhibit A

KANE, McKENNA CAPITAL, INC.

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets:		
Cash	$ 6,500	$ 6,500
Accounts receivable	9,716	22,732
Total Current Assets	16,216	29,232
Total Assets	$ 16,216	$ 29,232
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities:		
Due to parent	$ 9,716	$ 22,732
Total Current Liabilities	9,716	22,732
Total Liabilities	9,716	22,732
Stockholder's Equity		
Common stock - Class A ($1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding)	1,000	1,000
Additional paid-in capital	24,000	24,000
Stock subscriptions recievable	(18,500)	(18,500)
Retained earnings	-	-
Total Stockholder's Equity	6,500	6,500
Total Liabilities and Stockholder's Equity	$ 16,216	$ 29,232

The accompanying notes to financial statements are an integral part of this statement.

Exhibit B

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Advisory fees	$ 359,990	$ 680,521
Total Revenues	359,990	680,521
EXPENSES		
Professional fees	6,003	1,450
Administrative and other	17,356	6,386
Total Expenses	23,359	7,836
INCOME BEFORE PROVISION FOR INCOME TAXES	336,631	672,685
PROVISION FOR INCOME TAXES	92,017	141,200
NET INCOME	$ 244,614	$ 531,485

The accompanying notes to financial statements are an integral part of this statement.

Exhibit C

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock, $1 Par Value 1,000 Shares Authorized					
	Number of Shares	Amount	Additional Paid-In Capital	Stock Subscriptions Recievable	Retained Earnings	Total
Balance, December 31, 1999	1,000	$ 1,000	$ 24,000	$ (18,500)	$ -	$ 6,500
Dividend paid	-	-	-	-	(531,485)	(531,485)
NET INCOME	-	-	-	-	531,485	531,485
Balance, December 31, 2000	1,000	1,000	24,000	(18,500)	-	6,500
Dividend paid	-	-	-	-	(244,614)	(244,614)
NET INCOME	-	-	-	-	244,614	244,614
Balance, December 31, 2001	1,000	$ 1,000	$ 24,000	$ (18,500)	$ -	$ 6,500

The accompanying notes to financial statements are an integral part of this statement.

Exhibit D

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 244,614	$ 531,485
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	13,016	48,651
(Decrease) increase in due to affiliate	(13,016)	(48,651)
Total cash provided by operating activities	244,614	531,485
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(244,614)	(531,485)
Net cash (used for) provided by financing activities	(244,614)	(531,485)
NET (DECREASE) INCREASE IN CASH	-	-
CASH AT BEGINNING OF YEAR	6,500	6,500
CASH AT END OF YEAR	$ 6,500	$ 6,500

The accompanying notes to financial statements are an integral part of this statement.

KANE, McKENNA CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. ORGANIZATION

Kane, McKenna Capital, Inc. (the "Company") is a wholly owned subsidiary of Kane, McKenna and Associates, Inc. ("the Parent"). The Parent is organized to engage in and provide economic business and financial consulting and advisory services to both the private and public sectors, primarily in Chicago and surrounding areas.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The company does not engage in any underwriting or trading of securities, nor does it provide any investment management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

A. Revenue Recognition

The Company provides advice and consulting services to issuers or obligors with respect to the issuance or proceeds of municipal securities. The Company receives a fee for its services based on either hours of services provided at negotiated hourly rates or fixed fees based on contractual agreements. Hourly Fees are recorded as revenue as consulting services are performed. Contingency fees are recorded upon billing.

B. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all deposit accounts and investments with a maturity of three months or less to be cash equivalents.

C. Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. Specifically, the rule prohibits a broker-dealer from permitting "aggregate indebtedness" to exceed 15 times "net capital" (15 to 1), as both those terms are defined. Net capital information as of December 31, 2001 and 2000 is as follows:

	2001	*2000*
Minimum net capital requirement	$ 5,000	$ 5,000
Actual net capital, as defined	6,500	6,500
Aggregate indebtedness, as defined	9,716	22,732

4. INCOME TAXES

The provision for income taxes results in an effective income tax rate of approximately 27.34%; the rate is computed by dividing the provision for income taxes by income before provision for income taxes. The difference between the effective income tax rate and the statutory Federal income tax rate is attributable primarily to the state tax provision.

The provision for income taxes for 2001 and 2000 were comprised of the following:

	2001	*2000*
Current State	$ 61,900	$ 40,600
Current Federal	30,117	100,900
Total	$ 92,017	$ 141,200

5. RELATED PARTY TRANSACTIONS

Except for income taxes and certain administrative expenses, the Parent pays all expenses of the Company.

6. PRIOR PERIOD ADJUSTMENT

During the year December 31, 2001, a change was made to the Company's Stockholder's Equity to properly account for the subscriptions receivable due from the Company's Parent. The adjustment has no effect on retained earnings or net income.

KANE, MCKENNA CAPITAL, INC.

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY	$	6,500
ADDITIONS:		
Amount due parent		9,716
DEDUCTIONS:		
Total non-allowable assets		9,716
NET CAPITAL	$	6,500
REQUIRED NET CAPITAL	$	5,000
EXCESS NET CAPITAL	$	1,500

Note: There is no material difference between the audited Net Capital computation and Kane, McKenna Capital, Inc.'s calculation in its FOCUS report.

KANE McKENNA CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

No computation of reserve requirements has been made because Kane McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE McKENNA CAPITAL, INC.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

No computation for possession or control requirements has been made since Kane McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE McKENNA CAPITAL, INC.

RECONCILIATIONS

PURSUANT TO RULE 17A5 (d) (4)

DECEMBER 31, 2001

	RULE 15c3-1 Net Capital	RULE 15c3-1 Total Aggregate Indebtedness
AS REPORTED BY KANE MCKENNA CAPITAL, INC. IN THE UNAUDITED FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:		
Net Capital	$ 6,500	$ -
Total Aggregated Indebtedness	-	None
ADJUSTMENTS TO REPORTED AMOUNTS:		
Adjustments to non-allowable assets at December 31, 2001	-	None
Total Adjusted Balances	$ 6,500	$ None

Gurrie
Certified Public Accountants and Consultants

1010 Jorie Boulevard, Suite 240
Oak Brook, IL 60523
p: 630-990-3131
f: 630-990-0039

Washington DC
Oak Brook IL
Naperville IL
gurrie.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

January 25, 2002

Kane, McKenna Capital, Inc.
150 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (an Illinois corporation and wholly owned subsidiary of Kane, McKenna and Associates, Inc.) for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives states in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William F. Gurrie & Co., Ltd.

WILLIAM F. GURRIE & CO., LTD.